FILED BY ASHLAND INC. PURSUANT TO RULES 165 AND 425 PROMULGATED
UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED
FILED PURSUANT TO RULE 14A-12 PROMULGATED UNDER THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

SUBJECT COMPANY:  ASHLAND INC.
COMMISSION FILE NO.:  001-02918

March 19, 2004

Dear Ashland Associates,

Earlier today, we announced in a news release that Ashland has signed an agreement under which Ashland will transfer its 38 percent interest in MAP and two other businesses to Marathon Oil Corporation in a transaction structured to be tax free and valued at approximately $3.0 billion. The two other businesses are Ashland's maleic anhydride business and 61 Valvoline Instant Oil Change
(VIOC) centers in Michigan and northwest Ohio, which are valued at $94 million.

Under the terms of the agreement, Ashland shareholders would receive Marathon common stock with a value of $315 million (or approximately $4.50 per Ashland share based on the number of shares currently outstanding). Ashland would receive cash and MAP accounts receivable totaling $2.7 billion.

The transaction is subject to, among other things, approval by Ashland shareholders, customary antitrust review, consent from public debt holders and receipt of a favorable private letter ruling from the IRS with respect to the tax treatment of the transaction. There is meaningful risk that the transaction will not receive the favorable ruling from the IRS, in which case the transaction would not proceed. However, we believe it is more likely than not that this transaction will receive a favorable ruling. If these conditions are met, the transaction is expected to close by the end of the 2004 calendar year.

If concluded successfully, this transaction will eliminate the uncertainty around the future of our ownership interest in MAP. The transfer of our interest in MAP fits our strategy of transforming the fundamental performance and financial dynamics of Ashland.

POSITIONING ASHLAND FOR THE FUTURE

I view the events of today as another step toward accomplishing the goals I established in October 2002, through my eight-point profitability improvement plan. We have been successful


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because we have worked hard, we have worked as a team, and we have tried to uncover new and better ways of running our businesses. We have much to be proud of:
   o Through our Top-Quartile Cost Structure program, we have worked to reduce certain selling, general and administrative costs down by a rate of $100 million in 2004.
   o In an effort to improve returns, Ashland Distribution has restructured nearly everything about its operations, improving sales revenues by 11 percent in 2003, and they continue to grow.
   o Our Ashland Paving And Construction division has improved it results significantly during the first quarter of this fiscal year, and we expect our restructuring and cost-reduction efforts will have a continued, positive effect on the division's performance.
   o To improve organizational effectiveness, we have implemented a process-centered approach to how we operate. Last month, we introduced our new, unified business platform, which positions our four wholly-owned divisions into two primary cores: Chemicals and Transportation Construction.
   o We have a continuing process to review our portfolio and optimize our business mix. This resulted in the sale of our Electronic Chemicals business in 2003, which is a great business but one we felt would generate more value to our shareholders if it was monetized.
   o Since 2002, we have reduced total debt by $233 million and increased cash by $111 million.
   o When the profitability improvement plan was announced, I shared our strategy to expand in existing or adjacent markets. The changes that we have made in the past year have positioned us well for the future.
   o And finally, we promised to capture value from MAP. Since that time, we have dedicated substantial resources to this matter, and we believe this transaction provides the highest value for Ashland and our shareholders.

MAINTAINING OUR FOCUS

I would imagine that everyone has many questions on their minds right now, some of which we may not be able to answer right away. Here are three top-of-mind questions that have been on my mind and that I'd like to answer for you now:

FIRST, WHAT WILL WE DO WITH ALL THAT MONEY? The primary use of the proceeds from this transaction would be to reduce debt. It is not our intent to use the proceeds to repurchase stock or pay a special dividend. We will remain very disciplined and patient in our investment approach. We will not relax our standards just because we find ourselves with a large amount of cash and little or no debt. The central focus of our reinvestment strategy will be on organic growth in our core businesses.

SECOND, WHAT WILL HAPPEN TO OUR COLLEAGUES WHO WILL BECOME MEMBERS OF MARATHON UPON CLOSING OF THE TRANSACTION? First, it is Marathon's intent to employ all active employees in both operations once the transaction is complete. In addition, we expect our very productive relationships with MAP and Marathon to continue and, in fact, to grow. MAP is currently a supplier to our Valvoline, APAC and chemical distribution divisions, selling us lube stocks, asphalt and solvents. MAP is also a customer for packaged products from Valvoline and water treatment chemicals provided by our Specialty Chemical division. And finally, MAP would


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become the sole supplier of maleic anhydride for our domestic unsaturated polyester resin business and would become our largest VIOC franchisee.

THIRD, ARE WE READY FOR THIS? While preparation is 80 percent of the game, it's execution that puts points on the scoreboard. We have spent the past 17 months studying the competition, learning our real strengths, and planning how to succeed. We have re-written our playbook. Now we are ready to take action - to execute! Flexibility and speed will be key to our success.

I know we have what it takes to win. When Ashland wins, our whole team wins. This is our time, and I believe we're ready. So, let's execute, and let's do it as one unbeatable Ashland team.

All the best,
Jim




FORWARD-LOOKING STATEMENTS
      This document contains forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance and expectations about this transaction, including those statements that refer to the expected benefits of the transaction to Ashland's shareholders. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2003, filed with the Securities and Exchange Commission
(SEC) and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
      Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the SEC's website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the proxy statement/prospectus when it becomes available.